FINANCIAL STATEMENT 2025

ABG Sundal Collier, Inc.

(A Wholly Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)
(SEC I.D. No. 8-44768)



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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABG SUNDAL COLLIER INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 WEST 34TH STREET, SUITE 18027
(No. and Street)

NEW YORK	NY	10120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NORA SIMONSEN	212-605-3822	NORA.SIMONSEN@ABGSC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS LLP
(Name – if individual, state last, first, and middle name)

135 WEST 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORA SIMONSEN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABG SUNDAL COLLIER INC _____, as of DECEMBER 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Nore_____

Title:
CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Table of Contents



Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
ABG Sundal Collier, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG Sundal Collier Inc. (the Company) as of December 31, 2025, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP
Forvis Mazars, LLP

New York, New York
February 24, 2026



STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2025
Cash and cash equivalents	$	3,829,598
Restricted cash		50,000
Receivable from and deposit with clearing broker		250,000
Receivable from affiliates		17,899,798
Office lease right-of-use asset		85,869
Furniture, equipment and leasehold improvements		25,542
(Net of accumulated depreciation and amortization of $326,709)		
Prepaid income taxes		274,487
Other assets		31,362
TOTAL ASSETS	$	**22,446,656**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Office lease liability	$	85,869
Payable to affiliate		598,676
Accrued expenses and other liabilities		11,185
Accrued discretionary bonuses		15,212
Total liabilities		**710,942**

Stockholder's equity

Common stock		5
$0.01 par value: 1,000 shares authorized, 500 shares issued and outstanding		
Additional paid-in-capital		2,951,463
Retained earnings		18,784,246
Total stockholder's equity		**21,735,714**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**22,446,656**

The accompanying notes are an integral part of the financial statement.



NOTES TO FINANCIAL STATEMENT

For the year ended December 31, 2025

Note 1 – General

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates fees by distributing research produced by its foreign affiliate, ABG Sundal Collier ASA to major U.S. institutional investors pursuant to Rule 15a-6 and any guidance and no-action letters issued by the Staff of the SEC collectively ("SEC Rule 15a-6"). Client transactions in non-U.S. securities are cleared and settled pursuant to SEC Rule 15a-6 by its foreign affiliate, ABG Sundal Collier ASA. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

The Company generates commissions by introducing U.S. institutional customer U.S. securities commission business to a clearing broker dealer on a fully-disclosed basis. The Company has executed a Fully Disclosed Clearing Agreement ("FDCA") with its clearing broker, who takes custody of the funds or U.S. securities of the Company's customers. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company. For the year ended December 31, 2025, the Company did not generate any commissions.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606 – Revenue from Contracts with Customers. This standard, as amended, provides comprehensive guidance on the recognition of revenue from Customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

Introducing Fees and Support Services are recorded monthly and in accordance with the ABG Sundal Collier Groups' Transactions Services Agreement and Support Services Agreement and the Company believes that when services are provided the performance obligation is satisfied.

The Company recognizes research revenue when the Company provides research and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the client can benefit from the research services alone.

Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.



The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of 90 days or less.

Restricted Cash

Restricted cash included on the statement of financial condition represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the SEC. The cash is held within a special reserve bank account for the benefit of customers.

Receivable From and Deposit with Clearing Broker

As of December 31, 2025, a deposit of $250,000 at the clearing broker is reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes

The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2025, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services outlined in Note 1. The Company has identified its Board of Directors as the chief operating decision maker ("CODM") group, who uses net income to evaluate the results of the business, predominantly in the



forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2025, are as follows:

Furniture	$	73,647
IT equipment		17,644
Other equipment and machinery		85,349
Leasehold Improvements		175,611
Total cost		**352,251**
Accumulated depreciation and amortization		(326,709)
	$	**25,542**

Note 4 – Income taxes

The major sources of temporary differences and their deferred income tax effects as of December 31, 2025, are as follows:

Deferred tax assets:		
Net operating loss carry-forward	$	112,736
Depreciation adjustment		27,424
Miscellaneous Items		(958)
Accrued bonus		(9,769)
Deferred rent		111
Valuation allowance		(129,544)
Total deferred tax assets	$	-

The state and local income tax net operating loss carryforwards are $2,904,044 and $1,534,961, respectively, as of December 31, 2025, expiring from 2032 to 2037. The valuation allowance increased from $108,750 to $129,433 at December 31, 2025.

Note 5 – Retirement plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.



Note 6 – Commitments and Contingencies

The Company signed a lease effective October 24, 2025, which expires on October 31, 2027, for new office space. The lease has provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. In connection with the lease agreement, the Company was required to make a deposit in the amount of $8,954. The Company classified this lease as an operating lease. The weighted average discount rate for the lease is 6%.

Maturities of lease liabilities under the operating leases as of December 31, 2025 are as follows:

Year ending December 31,		Minimum rent
2026	$	50,746
2027	$	39,561
Total undiscounted lease payments		**90,308**
Less imputed interest		4,439
Total lease liability	$	**85,869**

Note 7 – Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with its foreign affiliate, ABG Sundal Collier ASA under Rule 15a-6, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains a cash balance with two financial institutions, one of which is subject to Federal Deposit Insurance Company ("FDIC") insurance limits up to $250,000. At December 31, 2025, the Company had $23,299 in excess of the FDIC-insured limit at the insured institution and $3,606,326 at the uninsured institution.

Note 8 – Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, as well as incoming and outgoing support services from and to the Company's international affiliates. As of December 31, 2025, $16,722,434 is due from ASA and is included in receivable from affiliates. As of December 31, 2024, $15,710,266 is due from ABG Sundal Collier ASA.

The payable to Holdings is a result of payment of taxes on behalf of the Company from the filing of consolidated tax returns.

The other receivables and payables are a result of cost sharing between the companies.

The table below summarized the related party transactions:

Company	Liabilities		Receivables
ABG Sundal Collier ASA	$	$	16,722,434
ABG Sundal Collier AB			506,328
ABG Sundal Collier LTD			157,711
ABG Sundal Collier Holdings Inc	(598,676)		
ABG Sundal Collier ASA, Copenhagen Branch			513,206
ABG Sundal Collier ASA, Frankfurt Branch			120
Total intercompany balance transactions	$	(598,676) $	**17,899,798**



Note 9 – Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $3,504,525 which was $3,254,525 in excess of its required net capital of $250,000. At December 31, 2025, the Company had aggregate indebtedness of $625,073 The ratio of aggregate indebtedness to net capital was 0.178 to 1.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted no significant events since the date of the Statement of Financial Condition.